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     As filed with the Securities and Exchange Commission on March 26, 2003

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                              ---------------------

                                    FORM F-X
                              APPOINTMENT OF AGENT
                             FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

                              ---------------------


A.     Name of each issuer or person filing ("Filer"):   Tembec Industries Inc.
                                                         Tembec Inc.

B.     This is [check one]
       [x] an original filing for each Filer
       [ ] an amended filing for each Filer

C.     Identify the filing in conjunction with which this Form is being filed:
       Name of registrants:                             Tembec Industries Inc.
                                                        Tembec Inc.
       Form type:                                       Form F-10
       File Number (if known):                          333-104030
       Filed by:                                        Tembec Industries Inc.
                                                        Tembec Inc.
       Date Filed (if filed concurrently, so indicate): March 25, 2003

D. Tembec Industries Inc. is incorporated or organized under the laws of Canada, and has its principal place of business at 800 Rene-Levesque Boulevard West, Suite 2790, Montreal, Quebec, H3B 1X9, telephone number (514) 871-0137. Tembec Inc. is incorporated under the laws of Quebec, Canada, and has its principal place of business at 800 Rene-Levesque Boulevard West, Suite 2790, Montreal, Quebec, H3B 1X9, telephone number (514) 871-0137.

E. Each Filer designates and appoints Kronish Lieb Weiner & Hellman LLP (the "Agent") located at 1114 Avenue of the Americas, New York, New York 10036, Attention: Russell S. Berman, Esq., (212) 479-6000, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

        (a) any investigation or administrative proceeding conducted by the Commission; and

        (b) any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 on March 24, 2003 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by such Filer with Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which such Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.



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F.  Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

    Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.



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Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada this 24 day of March, 2003.


Filer:                                Tembec Industries Inc.




                                      By: /s/ Claude Imbeau
                                          -------------------------------------
                                      Name:  Claude Imbeau
                                      Title: Vice President, General Counsel
                                             and Secretary

Filer:                                Tembec Inc.




                                      By: /s/ Claude Imbeau
                                          -------------------------------------
                                      Name:  Claude Imbeau
                                      Title: Vice President, General Counsel
                                             and Secretary


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This Statement has been signed by the following persons in the capacities and on the dates indicated.





Agent:                                Kronish Lieb Weiner & Hellman LLP




                                             By: /s/ Russell S. Berman
                                                 ------------------------------
                                                     Russell S. Berman
                                                     Partner

                                             Date: March 24, 2003